

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 30, 2017

<u>Via E-mail</u>
Jeffrey S. Bornstein
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

Re: General Electric Company
        Form 10-K for the Fiscal Year Ended December 31, 2016
        Filed February 24, 2017
        File No. 001-00035

Dear Mr. Bornstein:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Amanda Ravitz

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery